EXHIBIT 11

COMPUTATION OF PRIMARY EARNINGS PER SHARE



                                   For the six months
                                     ended June 30,
                                   1996       1995

                                   ---------  ---------

Net (loss) income                 ($   4,403) $     339

Shares:

Weighted average number of shares of
  common stock outstanding        3,766,193   3,741,220

Shares assumed issued (less shares
 assumed purchased for treasury) on
 stock option agreements             12,663      29,016

Rounding                                143       (236)
                                   ---------   ---------


                                   3,779,000  3,770,000
                                   =========  =========
Net (loss) income per Common Share ($  1.17)  $    0.09
                                   =========  =========

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